SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   November 4, 2004

SEMPRA ENERGY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-14201	33-0732627
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.

101 ASH STREET, SAN DIEGO, CALIFORNIA	92101
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2034

(Former name or former address, if changed since last report.)

FORM 8-K

Item 2.02 Results of Operations and Financial Condition

On November 4, 2004, Sempra Energy announced consolidated net income of $231 million, or $0.98 per diluted share of common stock, for the third quarter of 2004. A copy of the press release is attached as Exhibit 99.1. The information furnished in this Item 12 and in Exhibit 99.1 shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference in any filing of Sempra Energy, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

   (c) Exhibits

   99.1   November 4, 2004 Sempra Energy News Release (including tables)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: November 4, 2004   By: /s/ F. H. Ault

                                          F. H. Ault
                                          Sr. Vice President and Controller